Filed by Comcast Corporation
(Commission File No.: 001-32871)
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Time Warner Cable Inc.

Commission File No. for Registration Statement
on Form S-4 filed by Comcast Corporation: 333-194698

The following Supplemental Data and Information Letter was posted by Comcast on its website:

Comcast Corporation 300 New Jersey Avenue, NW Suite 700 Washington, DC 20001

August 13, 2014

VIA ELECTRONIC FILING

Marlene H. Dortch
Secretary
Federal Communications Commission
445 12th Street, S.W.
Washington, D.C. 20554

Re:	In the Matter of Applications of Comcast Corp. and Time Warner Cable Inc. for Consent to Transfer Control of Licenses and Authorizations,
MB Docket No. 14-57

Dear Ms. Dortch:

           On August 11, 2014, David L. Cohen, Executive Vice President of Comcast Corporation (“Comcast”), and the undersigned met with Jim Bird, Hillary Burchuk, Hillary DeNigro, William Dever, Lisa Gelb, Jonathan Sallet, and Philip Verveer to discuss Comcast’s transaction with Time Warner Cable Inc. (“TWC”) and the Divestiture Transactions with Charter Communications, Inc. (“Charter”) and SpinCo (collectively, the “Transactions”).1  As a preliminary matter, we provided an overview of the status of the transaction review and approval processes at the Department of Justice and the state and local levels. We also emphasized that, while some commenting parties will likely raise concerns regarding industry consolidation generally, the Commission’s review of license-transfer proceedings should focus on transaction-specific issues and on protecting competition, not competitors. We reiterated the many compelling pro-consumer and pro-competitive public interest benefits of the Transactions as explained in the parties’ public interest showings,2 and explained why certain categories of criticisms that have been lodged thus far against the Transactions – specifically, those related to (i) broadband, (ii) video programming, (iii) advertising, and (iv) diversity – lack merit.

1                See Commission Seeks Comment on Applications of Comcast Corporation, Time Warner Cable Inc., Charter Communications, Inc., and SpinCo to Assign And Transfer Control of FCC Licenses and Other Authorizations, Public Notice, MB Docket No. 14-57, DA 14-986 (July 10, 2014).

2                Application and Public Interest Statement of Comcast Corp. and Time Warner Cable Inc., MB Docket No. 14-57 (Apr. 8, 2014) (“Comcast-TWC Public Interest Statement”); Public Interest Statement of Comcast Corporation and Charter Communications Inc., Charter-to-Comcast Exchange Transaction, MB Docket No. 14-57 (June 4, 2014); Public Interest Statement of Charter Communications, Inc. and Comcast Corporation, Comcast-to-Charter Exchange and Sale Transactions, MB Docket No. 14-57 (June 4, 2014); Public Interest Statement of SpinCo, Charter Communications, Inc., and Comcast Corporation, Spin Transaction, MB Docket No. 14-57 (June 4, 2014).

Marlene H. Dortch
August 13, 2014

Broadband. We emphasized that claims that the Transactions will harm broadband competition, and that the combined company will have a 50 percent or greater share of the national broadband market are incorrect and based on faulty assumptions or wrong facts. We explained that the most up-to-date data (based on the Commission’s recently released latest Internet Access Services Report as of June 2013 and the parties’ corresponding Form 477 data) show the combined company having a 35.5 percent share of the narrow fixed-only universe of broadband connections following the Transactions, and a 15.5 percent share when mobile broadband connections are included – a non-trivial decrease from just six months before, which reflects the robust competitive nature of the marketplace.3

Regardless, however, we indicated that the focus on national broadband share is misguided. The combined company’s static share of the national universe of broadband subscribers is irrelevant to whether the combined company could act as a bottleneck or harm edge providers, because broadband competition depends on the choices available to each household at the local level.4  Comcast and TWC serve almost entirely distinct geographic areas and do not compete in any relevant market for Internet access services.5  Therefore, the transaction will change nothing about competition for such services and the number of broadband choices available to consumers.

Indeed, the broadband marketplace is competitive and dynamic, and consumers enjoy ample and growing choices of broadband providers, particularly as telcos continue to make investments in fiber and advanced DSL services, and wireless broadband increasingly becomes a more robust competitive alternative to wireline service in the near-future.6  We discussed with Commission staff the factors that will contribute to the already staggering growth of wireless broadband, and explained that, while today wireless is certainly at least a partial substitute for many consumers (and a full substitute for some), any current constraints on wireless broadband as a complete substitute for wireline service are primarily a function of cost, not technological capabilities.7  Other companies, including Comcast’s competitors, recognize the potential and marketplace opportunity for wireless broadband.8  And, as detailed in parties’ filings, the Transactions will yield a number of broadband-

3                See Letter from Kathryn A. Zachem, Comcast, et al., to Marlene H. Dortch, FCC, MB Docket 14-57, at 5 & n.10 (June 27, 2014) (“June 27th Letter”) (calculations include the reduction of 3.9 million subscribers following the Divestiture Transactions with Charter). Prior to the release of the Internet Access Services Report as of June 2013, Dr. Israel calculated Comcast’s post-transaction share of national broadband subscribers as 39.5 percent of fixed-only connections and as 19.9 percent of fixed and mobile connections combined based on December 2012 data (assuming planned divestitures of 3 million customers). See Comcast-TWC Public Interest Statement at 158; id., Exhibit 6, ¶ 42 & Table 1 (“Israel Decl.”); see also June 27th Letter at 5.

4                See Comcast-TWC Public Interest Statement at 158; Israel Decl. ¶¶ 20-23, 42. Although national share could hypothetically have some relevance to the Internet interconnection market, we explained that the market for peering and transit is intensely competitive. Given the proliferation of transit options, transit prices have dropped by over 99 percent since 1998 on a cost per Mbps basis, which in turn has forced down the price of direct peering as well. See Comcast-TWC Public Interest Statement at 161 & n.429.

5                        See id. at 127 & n.307, 138.

6                See id. at 42-56 (describing the range of competing broadband technologies, including satellite broadband offerings); see also Israel Decl. ¶¶ 43-68 (same).

7                        See Comcast-TWC Public Interest Statement at 56; Israel Decl. ¶ 67.

8                For example, AT&T plans to deploy LTE-based fixed wireless local loop services to approximately 13 million customers across 48 states at download speeds of 15-20 Mbps. Description of the Transaction, Public Interest Showing,

Marlene H. Dortch
August 13, 2014

related public interest benefits, such as spurring increased competition from broadband providers and facilitating innovation by edge providers.9

Video Programming. In response to concerns that have been raised by various programmers and other parties, we explained that the Transactions will not pose any competitive concerns relating to the market for purchasing video programming. We again stressed that the Commission’s analysis of the Transactions should be focused on transaction-specific issues, not on the claims of programmers intent on using this proceeding to secure new or different business arrangements. We noted that, following the Transactions, the combined company’s share of managed residential video subscribers would be below the prior 30 percent cap under the Commission’s twice-rejected horizontal ownership rules.10  Contrary to their claims, the Transactions are unlikely to lead to greater bargaining power for the combined company with respect to programmers. To the contrary, in today’s fiercely competitive video distribution marketplace, content providers have significant bargaining leverage, as reflected by the fact that Comcast’s per-subscriber programming costs have increased by over 120 percent between 2004 and 2013,11 significantly outpacing increases in average cable retail prices.12

As for smaller, independent programmers, we highlighted Comcast’s stellar record of supporting independent programming voices. Comcast carries over 160 independent networks and, since 2011, has launched four new minority-owned or managed independent networks, and has substantially expanded carriage of numerous independent networks.13  We described the factors that Comcast considers when evaluating carriage requests; Comcast strives to offer a wide variety of compelling content for our customers in various packages and at various price points, while also balancing financial costs, opportunity costs, consumer demand, and available bandwidth, among other considerations.14

Advertising. We discussed why concerns regarding the advertising marketplace are unfounded and how the Transactions will enable the combined company to become a stronger advertising competitor. As stated, Comcast and TWC serve distinct geographic markets and do not compete for cable spot advertising.15  We also noted that both the Commission and the DOJ have found that cable spot advertising and broadcast advertising are not close substitutes and, therefore, constitute two and Related Demonstrations, AT&T Inc. and DirecTV, MB Docket No. 14-90, at 42-44 (June 11, 2014). Masayoshi Son, Chairman and CEO of Softbank, stated that he envisions offering mobile broadband speeds of 200 Mbps. Masayoshi Son, CEO, Softbank Corp.¸ The Promise of Mobile Internet in Driving American Innovation, the Economy and Education, Tr. at 12 (Mar. 11, 2014), http://webcast.softbank.co.jp/en/press/20140311/pdf/press_20140311_02.pdf.

9                        See, e.g., Comcast-TWC Public Interest Statement at 42-56.

10               See Comcast Corp. v. FCC, 579 F.3d 1 (D.C. Cir. 2009); Time Warner Entm’t Co., L.P. v. FCC, 240 F.3d 1126 (D.C. Cir. 2001).

11                      See Comcast Corp., Annual Reports (Form 10-K), available at http://www.cmcsk.com/sec.cfm (since 2004).

12                      Comcast-TWC Public Interest Statement at 149.

13                      See id.

14                      See id. at 73-79.

15               We also described Comcast Spotlight’s role in selling spot cable advertising. See Comcast-TWC Public Interest Statement at 11.

Marlene H. Dortch
August 13, 2014

separate product markets. The Transactions thus pose no competitive harm to the advertising market, even in the few DMAs in which NBCUniversal currently owns and operates a broadcast station and Comcast will be acquiring cable systems. We also noted that those raising advertising-related issues about this transaction vastly overestimate cable’s role in the marketplace. Based on SNL Kagan data, only seven percent of local advertising revenues go to cable. In fact, the Transactions will facilitate the development and deployment of next-generation advertising technologies, such as addressable advertising. We described the evolution of addressable advertising technology, Comcast’s ongoing trials and efforts to further explore this opportunity, and briefly discussed its capabilities, including the cross-channel marketing capabilities of addressable ads.16  We also clarified that addressable advertising technology will be compatible not just with Comcast’s X1 platform, but with existing digital set-top boxes in all-digital Comcast systems.

Diversity. Finally, we highlighted Comcast’s commitment to diversity and its best-in-class diversity and inclusion program. This program has been enhanced over the past three years by a variety of voluntary commitments Comcast made in connection with the NBCUniversal transaction that span five key focus areas across all aspects of Comcast’s business:  (1) governance, (2) workforce recruitment and retention, (3) procurement, (4) programming, and (5) philanthropy and community investment. As detailed in the recently released Diversity and Inclusion Progress report, the annual Corporate Social Responsibility report, and in the Comcast-TWC Public Interest Statement, Comcast has made clear progress towards these goals, in many cases exceeding its commitments and expanding upon them with new or modified initiatives.17  Comcast is a demonstrated leader in this area and stands by its ongoing efforts and partnerships, which will extend to the acquired systems. Beyond that, however, we explained to Commission staff that we do not believe these initiatives are properly linked to the Transactions.

Please direct any questions to the undersigned.

Respectfully submitted,

/s/ Kathryn A. Zachem

Senior Vice President, Regulatory and State Legislative Affairs Comcast Corporation

cc:	Jim Bird	Lisa Gelb
	Hillary Burchuk	Jonathan Sallet
	Hillary DeNigro	Philip Verveer
William Dever

16                See id. at 103-06.

17           See Diversity and Inclusion Progress Report, Comcast Corp., http://corporate.comcast.com/diversityreport; 2013 Corporate Social Responsibility Report, Comcast Corp., http://corporate.comcast.com/images/Comcast_NBCUniversal_CSR_2013.pdf; Comcast-TWC Public Interest Statement at 110-20.

Important Information For Investors And Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction between Comcast Corporation (“Comcast”) and Time Warner Cable Inc. (“Time Warner Cable”), on August 14, 2014, Comcast filed with the Securities and Exchange Commission (“SEC”) an amendment to the registration statement on Form S-4 that was originally filed on March 20, 2014, containing a preliminary joint proxy statement of Comcast and Time Warner Cable that also constitutes a preliminary prospectus of Comcast. The registration statement has not yet become effective. After the registration statement is declared effective by the SEC, a definitive joint proxy statement/prospectus will be mailed to shareholders of Comcast and Time Warner Cable. INVESTORS AND SECURITY HOLDERS OF COMCAST AND TIME WARNER CABLE ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus and other documents filed with the SEC by Comcast or Time Warner Cable through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Comcast are available free of charge on Comcast’s website at http://cmcsa.com or by contacting Comcast’s Investor Relations Department at 866-281-2100. Copies of the documents filed with the SEC by Time Warner Cable will be available free of charge on Time Warner Cable’s website at http://ir.timewarnercable.com or by contacting Time Warner Cable’s Investor Relations Department at 877-446-3689.

In addition, in connection with the proposed transaction between Comcast and Charter Communications, Inc. (“Charter”), Charter will file with the SEC a registration statement on Form S-4 that will include a proxy statement of Charter that also constitutes a prospectus of Charter, and a definitive proxy statement/prospectus will be mailed to shareholders of Charter. INVESTORS AND SECURITY HOLDERS OF COMCAST AND CHARTER ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus (when available) and other documents filed with the SEC by Comcast or Charter through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Comcast are available free of charge on Comcast’s website at http://cmcsa.com or by contacting Comcast’s Investor Relations Department at 866-281-2100. Copies of the documents filed with the SEC by Charter will be available free of charge on Charter’s website at charter.com, in the “Investor and

News Center” near the bottom of the page, or by contacting Charter’s Investor Relations Department at 203-905-7955.

Shareholders of Comcast and Time Warner Cable are not being asked to vote on the proposed transaction between Comcast and Charter, and the proposed transaction between Comcast and Time Warner Cable is not contingent upon the proposed transaction between Comcast and Charter.

Comcast, Time Warner Cable, Charter and their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction between Comcast and Time Warner Cable, and Comcast, Charter and their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction between Comcast and Charter. Information about the directors and executive officers of Time Warner Cable is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 18, 2014, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 29, 2014, and its Current Report on Form 8-K, which was filed with the SEC on June 13, 2014.  Information about the directors and executive officers of Comcast is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 12, 2014, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 11, 2014, and its Current Report on Form 8-K, which was filed with the SEC on July 1, 2014.  Information about the directors and executive officers of Charter is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 21, 2014, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 27, 2014, and its Current Report on Form 8-K, which was filed with the SEC on May 9, 2014. These documents can be obtained free of charge from the sources indicated above.  Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the preliminary joint proxy statement/prospectus of Comcast and Time Warner Cable filed with the SEC and will be contained in the definitive joint proxy statement/prospectus of Comcast and Time Warner Cable and other relevant materials to be filed with the SEC when they become available, and will also be contained in the preliminary proxy statement/prospectus of Charter when it becomes available.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication regarding the proposed acquisition of Time Warner Cable by Comcast and the proposed transaction between Comcast and Charter, including any statements regarding the expected timetable for completing the transactions, benefits and synergies of the transactions, future opportunities for the respective companies and products, and any other statements regarding Comcast’s, Time Warner Cable’s and Charter’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  These statements are often, but not always, made through the use of words or phrases such as “may”, “believe,” “anticipate,” “could”, “should,” “intend,” “plan,” “will,” “expect(s),” “estimate(s),” “project(s),” “forecast(s)”, “positioned,” “strategy,” “outlook” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are the following: the timing to consummate the proposed transactions; the risk that a condition to closing either of the proposed transactions may not be satisfied; the risk that a regulatory approval that may be required for either of the proposed transactions is not obtained or is obtained subject to conditions that are not anticipated; the parties’ ability to achieve the synergies and value creation contemplated by the proposed transactions; the parties’ ability to promptly, efficiently and effectively integrate acquired operations into their own operations; and the diversion of management time on transaction-related issues. Additional information concerning these and other factors can be found in Comcast’s, Time Warner Cable’s and Charter’s respective filings with the SEC, including Comcast’s, Time Warner Cable’s and Charter’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.  Comcast, Time Warner Cable and Charter assume no obligation to update any forward-looking statements.  Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.